June 25, 2018
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3720

Attention:	Barbara C. Jacobs
Rebekah Lindsey
Kathleen Collins
Folake Ayoola

Re:	Domo, Inc.
Registration Statement on Form S-1
(File No. 333-225348)
Acceleration Request
Requested Date:        June 28, 2018
Requested Time:        4:00 P.M. Eastern Daylight Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Domo, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-225348) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Alex Winney at (206) 883-2545.
The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.
[Signature page follows]

Securities and Exchange Commission
June 25, 2018

Sincerely,

DOMO, INC.

/s/ Bruce Felt

Bruce Felt
Chief Financial Officer
Enclosures

cc:	Daniel Stevenson, Domo, Inc.
Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati P.C.
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati P.C.
Richard C. Blake, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP